

DIVISION OF
CORPORATION FINANCE

July 24, 2012

<u>Via U.S. Mail</u>
Mr. Jonathan D. Rich
Chief Executive Officer
Berry Plastics Group, Inc.
101 Oakley Street
Evansville, IN 47710

> **Re: Berry Plastics Group, Inc.**
> **Pre-effective Amendment 3 to Registration Statement on Form S-1**
> **Filed July 18, 2012**
> **File No. 333-180294**

Dear Mr. Rich:

We reviewed the filing and have the comment below.

<u>General</u>

1. In your prospectus, please provide investors a recent developments section that includes highlights of the preliminary results for your most recently completed fiscal quarter ended June 30, 2012. This disclosure should include a discussion of any material transactions, trends, or events that occurred during the fiscal quarter.

<u>Closing</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;
- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Houser Smith at (202) 551-3736 or Alfred P. Pavot, Jr. at (202) 551-3738 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly at (202) 551-3728 or Craig E. Slivkaat (202) 551-3729 if you have any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

Cc: Via E-Mail
        Mr. Jeffrey D. Thompson
        Andrew J. Nussbaum, Esq.